NEWS RELEASE:  October 2, 2007

ALMADEN CONDUCTS ANOTHER PHASE OF DRILLING ON ITS ELK GOLD PROJECT IN SOUTHERN B.C.

Almaden currently has a drill program underway on its wholly owned Elk Gold Project, located near Merritt, B.C.  A minimum of 1,500 metres of diamond drilling is planned, with the program due to be completed in early October, 2007.  The program is focussed on both in-fill drilling and new stepouts to test for further resources on the Siwash and WD vein packages, both of which are open along strike and at depth.  Samples recovered will also be used for metallurgical testing.

The Elk project has an NI 43-101 compliant mineral resource, which has been reported in previous news releases and an independent Technical Report and is posted on the company website.  Previous metallurgical work by Bacon Donaldson and Associates in 1992 established gold recoveries of between 98-99%, with 63% recoverable using gravity separation.  This testwork predates the introduction of NI 43-101 and a Qualified Person (as defined in NI 43-101) has not done sufficient work to confirm these recoveries.  The metallurgical recovery estimates should therefore not be relied upon.

On Behalf of the Board of Directors

“Duane Poliquin”

_________________________

Duane Poliquin, CEO.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

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